

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 6, 2016

Richard K. Pertile
President and Chief Executive Officer
Acacia Diversified Holdings, Inc.
13575 58th Street North #138
Clearwater, FL 33760

  Re: **Acacia Diversified Holdings, Inc.**
    Preliminary Proxy Statement on Schedule 14C
    Filed January 20, 2016
    File No. 001-14088

    Form 8-K
    Filed January 19, 2016
    File No. 001-14088

Dear Mr. Pertile:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Susan Block

        Susan Block
        Attorney-Advisor
        Office of Transportation and Leisure